Jaime L. Chase +1 202 728 7096 jchase@cooley.com	BY EDGAR

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by IN8Bio, Inc.

in connection with Registration Statement on Form S-1 (File No. 333-249530)

October 27, 2020

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	IN8Bio, Inc.

Draft Registration Statement on Form S-1

Filed October 16, 2020

File No. 333-249530

Ladies and Gentlemen:

On behalf of IN8Bio, Inc. (the “Company”), we are submitting this supplemental letter in further response to comment 8 received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 6, 2020 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 originally submitted to the Commission on September 10, 2020, resubmitted to the Commission on October 9, 2020, and subsequently filed with the Commission on October 16, 2020 (the “Registration Statement”).

Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

Critical Accounting Policies and Significant Judgments and Estimates Stock-Based Compensation, page 80

8.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances since March 2020 and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. Provide detail regarding the extent to which recent sales of preferred stock and/or common stock in arms-length transactions represented significant inputs to the fair value determination. This information will help facilitate our review of your accounting for equity issuances, including stock compensation.

Cooley LLP 1299 Pennsylvania Avenue, NW, Suite 700 Washington, DC 20004-2400
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U.S. Securities and Exchange Commission October 27, 2020 Page Two

Preliminary Price Range

The Company advises the Staff that the Company currently expects a price range of $[***] to $[***] per share of common stock (the “Preliminary Price Range”) for its initial public offering (“IPO”), which Preliminary Price Range reflects a [***]-for-[***] reverse stock split of the Company’s capital stock (“Reverse Stock Split”) that will be effected prior to the effectiveness of the Registration Statement. This Preliminary Price Range implies a pre-money valuation range for the Company of $[***] million to $[***] million. The share and per-share numbers in this letter have been updated to reflect the proposed Reverse Stock Split. The Company will similarly update the Registration Statement for the Reverse Stock Split in a future amendment to the Registration Statement.

The Preliminary Price Range is based in part upon the Company’s prospects, prospects for the biotechnology industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the biotechnology industry, as well as input received from Barclays Capital Inc., the lead underwriter (the “Representative”) for the IPO. The Company notes that, as is typical in IPOs, the Preliminary Price Range for the Company’s IPO was not derived using a formal determination of fair value but was determined by discussions between the Company and the Representative based on the assessment of the foregoing factors.

The Company will also include a narrower bona fide price range of the common stock in an amendment to the Registration Statement that will precede the commencement of the Company’s road show, which the Company expects to be a two-dollar range within the Preliminary Price Range. The parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with the Representative and material business developments impacting the Company, and due to the volatility in the securities markets, in particular the volatility experienced in the market by recent IPO issuers, there is a possibility that the bona fide price range for the IPO may fall outside of the Preliminary Price Range. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and CD&I 134.04.

Summary of Recent Equity Awards

The Company is providing the following supplemental information to the Staff to facilitate its review process. The following table summarizes all equity awards granted by the Company to its employees, consultants and members of the Company’s Board of Directors (the “Board”) since March 2020, after giving effect to the Reverse Stock Split:

Grant Date	Number of Common Shares Subject to Options Granted (#)	Third-Party Valuation Date	Exercise Price per Share ($)	Estimated Fair Value Per Share of Common Stock ($)
May 5, 2020	[***]	May 7, 2020	[***]	[***]
October 5, 2020	[***]	August 31, 2020	[***]	[***]
October 15, 2020	[***]	August 31, 2020	[***]	[***]

FOIA Confidential Treatment Requested by IN8bio, Inc.

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t: (202) 842-7800 f: (202) 842-7899 cooley.com

U.S. Securities and Exchange Commission October 27, 2020 Page Three

Historical Determinations of the Fair Value of Common Stock

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Board, as of the date of each option grant, with input from management, considering the Company’s most recent arm’s-length sales of its preferred stock and the most recent third-party valuation of its common stock, as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Board considered various objective and subjective factors to determine the fair value of the common stock as of each grant date, including:

•	the prices at which the Company sold preferred stock and the superior rights and preferences of the preferred stock relative to the common stock at the time of each grant;

•	the progress of the Company’s research and development programs, including the status and results of preclinical studies and clinical trials for its product candidates;

•	the Company’s stage of development and commercialization and its business strategy;

•	external market conditions affecting the healthcare industry in general, and the biotechnology industry in particular, and trends within such industries;

•	the Company’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

•	the lack of an active public market for the common stock and preferred stock;

•	the likelihood of achieving a liquidity event, such as an IPO, in light of prevailing market conditions;

•	the Company’s IPO timeline and related activities; and

•	the analysis of IPOs and the market performance of similar companies in the healthcare, biotechnology and pharmaceutical industries.

The third-party valuations of the Company’s common stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically the common stock.

In accordance with the Practice Guide, the Company considered the following methods for allocating the enterprise value across its classes and series of capital stock to determine the fair value of its common stock at each valuation date.

•	Option Pricing Method (“OPM”). The OPM estimates the value of the common equity of the Company using the various inputs in the Black-Scholes option pricing model. The OPM treats the rights of the holders of common stock as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of the Company’s convertible preferred stock, as well as their rights to participation, and the stock prices of the outstanding options. Thus, the value of the common stock can be determined by estimating the value of its portion of each of these call option rights. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale. Given the common stock represents a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates had to be made to account for the lack of liquidity that a stockholder experiences. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

FOIA Confidential Treatment Requested by IN8bio, Inc.

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t: (202) 842-7800 f: (202) 842-7899 cooley.com

U.S. Securities and Exchange Commission October 27, 2020 Page Four

•	Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each share class.

•	Current Value Method (“CVM”). The CVM allocates equity by subtracting the liquidation preference of any outstanding preferred shares considering all rights and assumed conversion behavior associated with those shares.

•	Hybrid Method. The hybrid method is a weighted-average method that combines both OPM and PWERM. Weighting allocations are assigned to the OPM and PWERM methods factoring in possible future liquidity events.

As of each award date set forth in the table above under “Summary of Recent Equity Awards,” the Board evaluated any recent events and their potential impact on the estimated fair value per share of the Company’s common stock. For grants of stock awards made on dates for which there was no contemporaneous independent third-party valuation, the Board determined the fair value of the Company’s common stock on the date of grant taking into consideration the immediately preceding independent third-party valuation report as well as other pertinent information available to it at the time of the grant. In connection with valuations prior to August 31, 2020, the Company considered the most recent arm's length preferred stock financings prior to the issuance of any option grants, as the basis for the value of its common shares at the date of the option grant. The valuation methodology used in valuations prior to August 31, 2020 was the OPM, and after August 31, 2020, the valuation methodology changed to the use of PWERM, as the Company had better visibility into the near-term timing of a potential IPO, but still considered the uncertainty around the Company's value should an IPO not occur. The PWERM is commonly used in these situations and is consistent with guidance from the Practice Guide.

May 2020 Valuation and Grants

The Company and an independent third-party valuation specialist performed a contemporaneous valuation of the Company’s common stock as of May 7, 2020, which determined a fair value of $[***] per share (the “May 2020 Valuation”).

For the May 2020 Valuation, the Company utilized the OPM to derive the implied equity value for the Company. Specifically, the Company utilized the backsolve method to determine the implied total equity value of the Company by accounting for all share class rights and preferences. The backsolve method takes into account the economic rights of recently issued securities in relation to the rights of other equity securities within the capital structure. The backsolve method reflected the Company’s closings of the sale of an extension in its Series A Preferred Stock during January 2020 and February 2020 of 4,202,623 shares at a price of $1.31 per share. In determining the total implied equity value under the backsolve method, the Company used an estimated volatility of 100.0%, an estimated time to liquidity of 2.0 years, based on management’s then best estimates of a liquidity event at such time, and a DLOM of 40.0%.

On May 5, 2020, the Board granted options to purchase [***] shares of common stock, at an exercise price equal to the greater of the Company’s then-current valuation of $[***] per share or the value of one share of common stock as determined in the final version of the Company’s next valuation report. Accordingly, in consideration of the May 2020 Valuation, the options were issued with an exercise price of $[***] per share.

FOIA Confidential Treatment Requested by IN8bio, Inc.

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U.S. Securities and Exchange Commission October 27, 2020 Page Five

August 2020 Valuation and October 2020 Grants

The Company and an independent third-party valuation specialist performed a contemporaneous valuation of the Company’s common stock as of August 31, 2020, which determined a fair value of $[***] per share (the “August 2020 Valuation”).

For the August 2020 Valuation, the Company estimated the fair value of the stock by using the PWERM. For the PWERM methodology, two scenarios were considered: (i) an IPO scenario (50% weighting and 15% DLOM) and (ii) a stay private going concern scenario (50% weighting and 30% DLOM). For the IPO scenario, the future equity value at an expected IPO date was allocated to the outstanding shares of convertible preferred stock and the common stock, based on the rights and preferences of each class of equity. The Company then discounted the value of each class of equity at an appropriate risk-adjusted rate. The Company believes that the probability weighting of each potential scenario used in the PWERM analyses was an appropriate methodology in light of the Company’s stage of development, the status of its research and development efforts and financial position, external market conditions affecting the biotechnology industry, the volatility in the capital markets, especially with respect to IPOs, and the relative likelihood of achieving an IPO in light of prevailing market conditions. The Company deemed it appropriate to include a 50% weighting for the IPO scenario because at the time of the valuation the Company had completed its IPO organizational meeting, which gave the Company some visibility into the probability and timing of an IPO. However, mere intent to file a registration statement and exit via an IPO does not necessarily mean that the Company will be successful in doing so. Unexpected systemic events like the increased volatility resulting from the U.S. election and the ongoing pandemic, biotech IPO market cooling, fatigue from institutional investors, delays caused by government shutdown, or other Company specific events like an unfavorable data prior to the IPO or other development setbacks could materially impact the viability of the Company's IPO or the Company’s aspirations to continue pursuing one. Furthermore, the Representative had not yet provided pricing indications. The August 2020 valuation also reflected the Company’s recent closing of the sale of an additional 15,107,984 shares of the Company’s Series A Preferred Stock at a price of $1.31 per share, the plan to confidentially submit the Form S-1, which occurred on September 10, 2020, with the intent to go public by year-end 2020, and the ongoing discussions regarding the Company’s proposed expansion of the Board in preparation of it becoming a public company that lead to the appointment of Alan Roemer as Chairman of the Board in September 2020.

On October 5, 2020 and October 15, 2020, the Company granted options to purchase [***] and [***] shares of common stock, respectively, at an exercise price of $[***] per share. In determining the exercise price, the Board considered input from management, the objective and subjective criteria discussed above and the August 2020 Valuation. For the period from the date of the August 2020 Valuation through October 15, 2020, the Board determined there were no internal or external developments since the August 2020 Valuation that warranted a change in the estimated fair value of the Company’s common stock, based, in part, upon a lack of significant new milestones. Management’s forecasted operating results remained substantially unchanged from the August 2020 Valuation date through October 15, 2020. The Company’s determination of an IPO scenario as an exit strategy for the Company had not changed since the August 2020 Valuation. As a result, the Board determined that the fair market value of the Company’s common stock was $[***] per share as of October 5, 2020 and October 15, 2020.

FOIA Confidential Treatment Requested by IN8bio, Inc.

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U.S. Securities and Exchange Commission October 27, 2020 Page Six

Explanation of Difference Between Recent Valuations of the Fair Value of Common Stock and the Midpoint of the Preliminary Price Range

The Company believes that the difference in value reflected between the recent valuations of the fair value of its common stock and the Preliminary Price Range is the result of the following key factors, among others:

•	The Company’s probability of consummating the IPO based on the Company’s public filing of the Registration Statement on October 16, 2020 and the revised estimate of time until the anticipated IPO effective date.

•	The Preliminary Price Range assumes a successful IPO in the near term with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in a sale transaction or a liquidation of its assets in a dissolution scenario.

•	The Preliminary Price Range represents a future price for the common stock that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the common stock based on the valuations between May 2020 and October 2020 represents an estimate of the fair value of the shares that were then illiquid, might never become liquid, might be for shares that are never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO. Additionally, the Preliminary Price Range reflects that, upon a successful IPO, the Company’s preferred shares will convert into common shares and will no longer have the liquidation preferences and preferential rights attributable to the preferred shares as compared to the common shares prior to the IPO.

•	Updated market conditions used in the determination of the Preliminary Price Range after discussions with the Representative, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

•	The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility, increasing the value of the Company’s common stock compared to that of a private company.

Based on the Preliminary Price Range, the current status of the financial markets, increased volatility resulting from the U.S. election and the ongoing pandemic and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company believes that the fair value of its common stock as determined by the Board on October 15, 2020 is consistent with the Company’s and the Representative’s estimates of the Preliminary Price Range, and that the prior valuations were consistent with the increasing value of the Company’s common stock in connection with its progression towards an IPO.

Conclusion

In light of the above, the Company respectfully submits that the per share grant date fair values, as set forth in the table above under “Summary of Recent Equity Awards,” which have been used as the basis for determining the stock-based compensation in connection with its stock option grants since March 2020, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

*      *      *

FOIA Confidential Treatment Requested by IN8bio, Inc.

Cooley LLP 1299 Pennsylvania Avenue, NW, Suite 700 Washington, DC 20004-2400
t: (202) 842-7800 f: (202) 842-7899 cooley.com

U.S. Securities and Exchange Commission October 27, 2020 Page Seven

Please contact me at (202) 728-7096 or Josh Kaufman at (212) 479-6495 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Jaime L. Chase

Jaime L. Chase

cc:	William Ho, IN8Bio, Inc.
Josh Kaufman, Cooley LLP
Nathan Ajiashvili, Latham & Watkins LLP

FOIA Confidential Treatment Requested by IN8bio, Inc.

Cooley LLP 1299 Pennsylvania Avenue, NW, Suite 700 Washington, DC 20004-2400
t: (202) 842-7800 f: (202) 842-7899 cooley.com